Amphastar Pharmaceuticals, Inc.
11570 6th Street
Rancho Cucamonga, California 91730

VIA EDGAR

June 19, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn:                    Mr. Jeffrey P. Riedler

Mr. Johnny Gharib

Mr. John Krug

Ms. Ibolya Ignat

Ms. Mary Mast

Re:                             Amphastar Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-196097

Acceleration Request

Requested Date:                              June 24, 2014

Requested Time:                          4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Amphastar Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Commission.

The Company acknowledges that:

•                  Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  The Company may not assert Staff comments or the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. David B. Allen at (949) 623-3574.

Sincerely,

AMPHASTAR PHARMACEUTICALS, INC.

		By:	/s/ Jason B. Shandell
Jason B. Shandell
President

cc:	David B. Allen, K&L Gates LLP
Michael Hedge, K&L Gates LLP
Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.